UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
______________

SCHEDULE 13D
(Amendment No.1)

Under the Securities Exchange Act of 1934

ENTREMED, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

29382F 202
(CUSIP Number)

Chi Sing Ho
c/o IDG Capital Management (HK) Company Limited
Unit 1509, The Center
99 Queen’s Road
Central, Hong Kong

Copies to:
Howard Zhang
c/o Davis Polk & Wardwell LLP
2201 China World Office 2
1 Jian Guo Men Wai Avenue
Chao Yang District, Beijing 100004, P.R. China

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person

IDG-Accel China Growth Fund III L.P.

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,872,000(1)
8. Shared Voting Power 345,391(2)
9. Sole Dispositive Power 4,872,000(1)
10. Shared Dispositive Power 345,391(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,217,391

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

42.6%(3)

14.	Type of Reporting Person PN

(1) Includes 4,060,000 shares of common stock issuable upon conversion of certain subordinated mandatorily convertible promissory note to be issued by EntreMed, Inc. a Delaware corporation (the “Issuer”) to IDG-Accel China Growth Fund III L.P. in the principal amount of $4,669,000, bearing an interest rate of 6% per annum, at a conversion price of $1.15 per share, and 812,000 shares of common stock issuable upon exercise of certain warrant to be issued by the Issuer to IDG-Accel China Growth Fund III L.P. at $1.40 per share, each upon closing (the “Closing”) of the transactions contemplated under that certain Convertible Note and Warrant Purchase Agreement (the “Purchase Agreement”), entered into on January 20, 2011, among the Issuer and certain investors, including IDG-Accel Growth Fund III L.P. and IDG-Accel China III Investors L.P.

(2) Includes 287,826 shares of common stock issuable upon conversion of certain subordinated mandatorily convertible promissory note to be issued by the Issuer to IDG-Accel China III Investors L.P. in the principal amount of $331,000, bearing an interest rate of 6% per annum, at a conversion price of $1.15 per share, and 57,565 shares of common stock issuable upon exercise of certain warrant to be issued by the Issuer to IDG-Accel China III Investors L.P. at $1.40 per share, each upon the Closing. The Reporting Person has the same ultimate general partner, IDG-Accel China Growth Fund GP III Associates Ltd., as IDG-Accel China III Investors L.P.  By virtue of this, the Reporting Person may be deemed to be under common control with IDG-Accel China III Investors L.P. and thus share voting and dispositive power with respect to these shares.

(3) Based on 12,237,644 shares of common stock outstanding as of November 8, 2011, as reported in the Quarterly Report on Form 10-Q of the Issuer, filed with the Securities and Exchange Commission on November 14, 2011.

1.	Name of Reporting Person

IDG-Accel China III Investors L.P.

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 345,391 (1)
8. Shared Voting Power 4,872,000 (2)
9. Sole Dispositive Power 345,391 (1)
10. Shared Dispositive Power 4,872,000 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,217,391

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

42.6%(3)

14.	Type of Reporting Person PN

(1) Includes 287,826 shares of common stock issuable upon conversion of certain subordinated mandatorily convertible promissory note to be issued by the Issuer to IDG-Accel China III Investors L.P. in the principal amount of $331,000, bearing an interest rate of 6% per annum, at a conversion price of $1.15 per share, and 57,565 shares of common stock issuable upon exercise of certain warrant to be issued by the Issuer to IDG-Accel China III Investors L.P. at $1.40 per share, each upon the Closing.

(2) Includes 4,060,000 shares of common stock issuable upon conversion of certain subordinated mandatorily convertible promissory note to be issued by the Issuer to IDG-Accel China Growth Fund III L.P. in the principal amount of $4,669,000, bearing an interest rate of 6% per annum, at a conversion price of $1.15 per share, and 812,000 shares of common stock issuable upon exercise of certain warrant to be issued by the Issuer to IDG-Accel China Growth Fund III L.P. at $1.40 per share, each upon the Closing. The Reporting Person has the same ultimate general partner, IDG-Accel China Growth Fund GP III Associates Ltd., as IDG-Accel China Growth Fund III L.P. By virtue of this, the Reporting Person may be deemed to be under common control with China Growth Fund III L.P. and thus share voting and dispositive power with respect to these shares.

(3) Based on 12,237,644 shares of common stock outstanding as of November 8, 2011, as reported in the Quarterly Report on Form 10-Q of the Issuer, filed with the Securities and Exchange Commission on November 14, 2011.

1.	Name of Reporting Person

IDG-Accel China Growth Fund III Associates L.P.

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 5,217,391 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 5,217,391 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,217,391

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

42.6%(2)

14.	Type of Reporting Person PN

(1) Includes 4,060,000 shares of common stock issuable upon conversion of certain subordinated mandatorily convertible promissory note to be issued by the Issuer to IDG-Accel China Growth Fund III L.P. in the principal amount of $4,669,000, bearing an interest rate of 6% per annum, at a conversion price of $1.15 per share, and 812,000 shares of common stock issuable upon exercise of certain warrant to be issued by the Issuer to IDG-Accel China Growth Fund III L.P. at $1.40 per share, each upon the Closing; and 287,826 shares of common stock issuable upon conversion of certain subordinated mandatorily convertible promissory note to be issued by the Issuer to IDG-Accel China III Investors L.P. in the principal amount of $331,000, bearing an interest rate of 6% per annum, at a conversion price of $1.15 per share, and 57,565 shares of common stock issuable upon exercise of certain warrant to be issued by the Issuer to IDG-Accel China III Investors L.P. at $1.40 per share, each upon the Closing. The Reporting Person is the sole general partner of IDG-Accel China Growth Fund III, L.P. and has the same ultimate general partner, IDG-Accel China Growth Fund GP III Associates Ltd. as IDG-Accel China III Investors L.P.  By virtue of this, the Reporting Person may be deemed to share voting and dispositive power with respect to all these shares.

(2) Based on 12,237,644 shares of common stock outstanding as of November 8, 2011, as reported in the Quarterly Report on Form 10-Q of the Issuer, filed with the Securities and Exchange Commission on November 14, 2011.

1.	Name of Reporting Person

IDG-Accel China Growth Fund GP III Associates Ltd.

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 5,217,391 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 5,217,391 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,217,391

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

42.6%(2)

14.	Type of Reporting Person CO

(1) Includes 4,060,000 shares of common stock issuable upon conversion of certain subordinated mandatorily convertible promissory note to be issued by the Issuer to IDG-Accel China Growth Fund III L.P. in the principal amount of $4,669,000, bearing an interest rate of 6% per annum, at a conversion price of $1.15 per share, and 812,000 shares of common stock issuable upon exercise of certain warrant to be issued by the Issuer to IDG-Accel China Growth Fund III L.P. at $1.40 per share, each upon the Closing; and 287,826 shares of common stock issuable upon conversion of certain subordinated mandatorily convertible promissory note to be issued by the Issuer to IDG-Accel China III Investors L.P. in the principal amount of $331,000, bearing an interest rate of 6% per annum, at a conversion price of $1.15 per share, and 57,565 shares of common stock issuable upon exercise of certain warrant to be issued by the Issuer to IDG-Accel China III Investors L.P. at $1.40 per share, each upon the Closing. The Reporting Person is the ultimate general partner of IDG-Accel China Growth Fund III, L.P. and IDG-Accel China III Investors L.P.  By virtue of this, the Reporting Person may be deemed to share voting and dispositive power with respect to all these shares.

(2) Based on 12,237,644 shares of common stock outstanding as of November 8, 2011, as reported in the Quarterly Report on Form 10-Q of the Issuer, filed with the Securities and Exchange Commission on November 14, 2011.

1.	Name of Reporting Person

Patrick J. McGovern

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 5,217,391 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 5,217,391 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,217,391

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

42.6%(2)

14.	Type of Reporting Person IN

(1) Includes 4,060,000 shares of common stock issuable upon conversion of certain subordinated mandatorily convertible promissory note to be issued by the Issuer to IDG-Accel China Growth Fund III L.P. in the principal amount of $4,669,000, bearing an interest rate of 6% per annum, at a conversion price of $1.15 per share, and 812,000 shares of common stock issuable upon exercise of certain warrant to be issued by the Issuer to IDG-Accel China Growth Fund III L.P. at $1.40 per share, each upon the Closing; and 287,826 shares of common stock issuable upon conversion of certain subordinated mandatorily convertible promissory note to be issued by the Issuer to IDG-Accel China III Investors L.P. in the principal amount of $331,000, bearing an interest rate of 6% per annum, at a conversion price of $1.15 per share, and 57,565 shares of common stock issuable upon exercise of certain warrant to be issued by the Issuer to IDG-Accel China III Investors L.P. at $1.40 per share, each upon the Closing. The Reporting Person is a director and shareholder of IDG-Accel China Growth Fund GP III Associates Ltd., the ultimate general partner of IDG-Accel China Growth Fund III, L.P. and IDG-Accel China III Investors L.P., thus may be deemed to have shared voting and dispositive power with respect to all these shares.

(2) Based on 12,237,644 shares of common stock outstanding as of November 8, 2011, as reported in the Quarterly Report on Form 10-Q of the Issuer, filed with the Securities and Exchange Commission on November 14, 2011.

1.	Name of Reporting Person

James Breyer

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 5,217,391 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 5,217,391 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,217,391

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

42.6%(2)

14.	Type of Reporting Person IN

(1) Includes 4,060,000 shares of common stock issuable upon conversion of certain subordinated mandatorily convertible promissory note to be issued by the Issuer to IDG-Accel China Growth Fund III L.P. in the principal amount of $4,669,000, bearing an interest rate of 6% per annum, at a conversion price of $1.15 per share, and 812,000 shares of common stock issuable upon exercise of certain warrant to be issued by the Issuer to IDG-Accel China Growth Fund III L.P. at $1.40 per share, each upon the Closing; and 287,826 shares of common stock issuable upon conversion of certain subordinated mandatorily convertible promissory note to be issued by the Issuer to IDG-Accel China III Investors L.P. in the principal amount of $331,000, bearing an interest rate of 6% per annum, at a conversion price of $1.15 per share, and 57,565 shares of common stock issuable upon exercise of certain warrant to be issued by the Issuer to IDG-Accel China III Investors L.P. at $1.40 per share, each upon the Closing. The Reporting Person is a director and shareholder of IDG-Accel China Growth Fund GP III Associates Ltd., the ultimate general partner of IDG-Accel China Growth Fund III, L.P. and IDG-Accel China III Investors L.P., thus may be deemed to have shared voting and dispositive power with respect to all these shares.

(2) Based on 12,237,644 shares of common stock outstanding as of November 8, 2011, as reported in the Quarterly Report on Form 10-Q of the Issuer, filed with the Securities and Exchange Commission on November 14, 2011.

1.	Name of Reporting Person

Chi Sing Ho

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 5,217,391 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 5,217,391 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,217,391

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

42.6%(2)

14.	Type of Reporting Person IN

(1) Includes 4,060,000 shares of common stock issuable upon conversion of certain subordinated mandatorily convertible promissory note to be issued by the Issuer to IDG-Accel China Growth Fund III L.P. in the principal amount of $4,669,000, bearing an interest rate of 6% per annum, at a conversion price of $1.15 per share, and 812,000 shares of common stock issuable upon exercise of certain warrant to be issued by the Issuer to IDG-Accel China Growth Fund III L.P. at $1.40 per share, each upon the Closing; and 287,826 shares of common stock issuable upon conversion of certain subordinated mandatorily convertible promissory note to be issued by the Issuer to IDG-Accel China III Investors L.P. in the principal amount of $331,000, bearing an interest rate of 6% per annum, at a conversion price of $1.15 per share, and 57,565 shares of common stock issuable upon exercise of certain warrant to be issued by the Issuer to IDG-Accel China III Investors L.P. at $1.40 per share, each upon the Closing. The Reporting Person is a director and shareholder of IDG-Accel China Growth Fund GP III Associates Ltd., the ultimate general partner of IDG-Accel China Growth Fund III, L.P. and IDG-Accel China III Investors L.P., thus may be deemed to have shared voting and dispositive power with respect to all these shares.

(2) Based on 12,237,644 shares of common stock outstanding as of November 8, 2011, as reported in the Quarterly Report on Form 10-Q of the Issuer, filed with the Securities and Exchange Commission on November 14, 2011.

1.	Name of Reporting Person

Quan Zhou

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 5,217,391 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 5,217,391 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,217,391

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

42.6%(2)

14.	Type of Reporting Person IN

(1) Includes 4,060,000 shares of common stock issuable upon conversion of certain subordinated mandatorily convertible promissory note to be issued by the Issuer to IDG-Accel China Growth Fund III L.P. in the principal amount of $4,669,000, bearing an interest rate of 6% per annum, at a conversion price of $1.15 per share, and 812,000 shares of common stock issuable upon exercise of certain warrant to be issued by the Issuer to IDG-Accel China Growth Fund III L.P. at $1.40 per share, each upon the Closing; and 287,826 shares of common stock issuable upon conversion of certain subordinated mandatorily convertible promissory note to be issued by the Issuer to IDG-Accel China III Investors L.P. in the principal amount of $331,000, bearing an interest rate of 6% per annum, at a conversion price of $1.15 per share, and 57,565 shares of common stock issuable upon exercise of certain warrant to be issued by the Issuer to IDG-Accel China III Investors L.P. at $1.40 per share, each upon the Closing. The Reporting Person is a director and shareholder of IDG-Accel China Growth Fund GP III Associates Ltd., the ultimate general partner of IDG-Accel China Growth Fund III, L.P. and IDG-Accel China III Investors L.P., thus may be deemed to have shared voting and dispositive power with respect to all these shares.

(2) Based on 12,237,644 shares of common stock outstanding as of November 8, 2011, as reported in the Quarterly Report on Form 10-Q of the Issuer, filed with the Securities and Exchange Commission on November 14, 2011.

This Amendment No. 1 to Schedule 13D is being filed to reflect the correct spelling of the last name of a reporting person, James Breyer, and to update and to correct certain errors regarding the number of shares of common stock issuable upon exercise of certain warrants to be issued by EntreMed, Inc., a Delaware corporation (the “Issuer”) to IDG-Accel China Growth Fund III L.P., an exempted Cayman Islands limited partnership (“IDG-Accel Growth”) and IDG-Accel China III Investors L.P., an exempted Cayman Islands limited partnership (“IDG-Accel Investors”), upon the closing (the “Closing”) of the transactions contemplated under a Convertible Note and Warrant Purchase Agreement (the “Purchase Agreement”) entered into on January 20, 2011, among the Issuer and certain investors (each an “Investor”), including IDG-Accel Growth and IDG-Accel Investors.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”), of the Issuer. The principal executive offices of the Issuer are located at 9640 Medical Center Drive, Rockville, Maryland, 20850.

Item 2. Identity and Background.

(a)           This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) IDG-Accel Growth, (ii) IDG-Accel Investors, (iii) IDG-Accel China Growth Fund III Associates L.P., an exempted Cayman Islands limited partnership and the sole general partner of IDG-Accel Growth (“IDG-Accel Associates”), (iv) IDG-Accel China Growth Fund GP III Associates, Ltd., an exempted Cayman Islands limited company (“IDG-Accel GP,” and collectively with IDG-Accel Growth, IDG-Accel Investors and IDG-Accel Associates, “IDG-Accel”), and the sole general partner of each of IDG-Accel Investors and IDG-Accel Associates, (v) Patrick J. McGovern, an individual, and director and shareholder of IDG-Accel GP, (vi) James Breyer, an individual, and director and shareholder of IDG-Accel GP, (vii) Chi Sing Ho, an individual, and director and shareholder of IDG-Accel GP, and (viii) Quan Zhou, an individual, and director and shareholder of IDG-Accel GP.

(b)           The business address for the Reporting Persons is c/o IDG Capital Management (HK) Company Limited, Unit 1509, The Center, 99 Queen’s Road, Central, Hong Kong.

(c)           The business of IDG-Accel is that of a private limited partnership (in the case of IDG-Accel Growth, IDG-Accel Investors and IDG-Accel Associates) or a private limited liability company (in the case of IDG-Accel GP), engaged in making investments in securities of public and private companies for its own account.  The principal employment of each of Patrick J. McGovern, James Breyer, Chi Sing Ho and Quan Zhou is a director of IDG-Accel GP.

The name of each director of IDG-Accel is as follow: Patrick J. McGovern, James Bryer, Chi Sing Ho and Quan Zhou.  IDG-Accel does not have executive officers.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding.

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Patrick J. McGovern is a United States citizen. James Breyer is a United States citizen.  Chi Sing Ho is a Canadian citizen.  Quan Zhou is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to the Purchase Agreement and upon the Closing, IDG-Accel Growth and IDG-Accel Investors will purchase from the Issuer in a private placement (the “Transaction”) at an aggregate purchase price of $5 million (the “Consideration”) subordinated mandatorily convertible promissory notes (the “Notes”) in an aggregate principal amount of $5 million and the Issuer will also issue to IDG-Accel Growth and IDG-Accel Investors warrants (the “Warrants”) to purchase an aggregate of 869,565 shares of Common Stock, equal to 20% of the principal amount of the Notes divided by $1.15.  The Warrants are exercisable at $1.40 per share and expire five years after the date of issuance, subject to stockholder approval and certain ownership limitations.  The source of funds for the Consideration was the available capital of IDG-Accel, which may, at any given time, include margin loans made by brokerage firms or unsecured borrowings under a working capital credit line, each in the ordinary course of business.

Item 4. Purpose of Transaction.

The Reporting Persons may from time to time purchase shares of the Common Stock or other equity interests of the Issuer in open market or private transactions or otherwise. The timing and amount of any such purchases will depend on market conditions, business conditions affecting the Issuer and other factors. The Reporting Persons also reserve the right to reduce their interest in the Issuer from time to time by open market or private sales of the Common Stock or other equity interests of the Issuer.

A copy of the Purchase Agreement is filed as Exhibit 99.1 hereto, and is incorporated herein by reference.  The forms of the Notes are filed as Exhibit 99.2 hereto, and are incorporated herein by reference.  The forms of the Warrants are filed as Exhibit 99.3 hereto, and are incorporated herein by reference.

Pursuant to the Purchase Agreement, upon the Closing, IDG-Accel Growth and IDG-Accel Investors will purchase from the Issuer the Notes and the Issuer will issue to IDG-Accel Growth and IDG-Accel Investors the Warrants.  Subject to the approval of the Issuer’s stockholders at the 2012 stockholder meeting (the “Stockholder Approval”), the Notes will automatically and immediately convert into shares of Common Stock and the Warrants will become exercisable 90 days after the Stockholder Approval.  The Notes have a maturity date of August 31, 2012, bearing an interest rate of 6% per annum and will convert at a conversion price of $1.15 per share (subject to adjustment for stock splits, dividends and combinations and recapitalizations).  The conversion price reflects the 10-day average closing sale price of the Common Stock ending on January 20, 2012.  The Notes are not convertible, and the Warrants are not exercisable, prior to receiving the Stockholder Approval.

Pursuant to the terms of the Purchase Agreement, the Issuer has granted registration rights in relation to the shares of Common Stock issuable upon conversion of the Notes and exercise of the Warrants. The Issuer has agreed to file a resale registration statement covering the shares of Common Stock issuable upon conversion of the Notes and exercise of the Warrants within 90 days of the Stockholder Approval.

The Issuer granted IDG-Accel Growth and IDG-Accel Investors, and another Investor, as representatives of the Investors participating in the Transaction, the right to designate up to two members (an “Investor Designee”) to the Issuer’s board of directors (the “Board of Directors”), or to each designate a board observer. Pursuant to the terms of the Purchase Agreement, the Investors’ board representation rights will decrease ratably in proportion to their ownership of Common Stock, such that the percentage of the Board of Directors represented by the Investors Designees shall not exceed the Investors’ proportionate percentage equity ownership in the Issuer at any time.

In connection with the Transaction, it is expected that Michael Tarnow, the Executive Chairman of the Board of Directors, and Donald Brooks will resign from the Board of Directors, effective upon the Closing. It also is anticipated that the Board of Directors will fill the vacancies created by the resignations of Messrs. Tarnow and Brooks with two nominees to be designated by the Investors.

Item 5.  Interest in Securities of the Issuer.

(a)           Each of the Reporting Persons’ current ownership in the Issuer and the Common Stock is set forth on the cover pages to this Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on a total of 12,237,644 shares of Common Stock outstanding as of November 8, 2011, as reported in the Quarterly Report on Form 10-Q of the Issuer, filed with the Securities and Exchange Commission on November 14, 2011. The Reporting Persons disclaim membership in any “group” with any person other than the Reporting Persons. The filing of this Schedule 13D by the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the shares of Common Stock covered in this report, and the Reporting Persons expressly disclaim such beneficial ownership.

(b)           The following table sets forth the beneficial ownership of shares of Common Stock for each of the Reporting Persons.

Reporting Person	Number of Shares of Common Stock Beneficially Owned	Percentage of Common STock	Sole Power to Vote/Direct Vote	Shared Power to Vote/Direct Vote	Sole Power to Dispose/Direct Disposition	Shared Power to Dispose/Direct Disposition
IDG-Accel Growth	5,217,391	42.6%	4,872,000	345,391	4,872,000	345,391
IDG-Accel Investors	5,217,391	42.6%	345,391	4,872,000	345,391	4,872,000
IDG-Accel Associates	5,217,391	42.6%	0	5,217,391	0	5,217,391
IDG-Accel GP	5,217,391	42.6%	0	5,217,391	0	5,217,391
Patrick J. McGovern	5,217,391	42.6%	0	5,217,391	0	5,217,391
James Breyer	5,217,391	42.6%	0	5,217,391	0	5,217,391
Chi Sing Ho	5,217,391	42.6%	0	5,217,391	0	5,217,391
Quan Zhou	5,217,391	42.6%	0	5,217,391	0	5,217,391

(c)           Other than as described in Items 3 and 4 above, there have been no transactions in the Common Stock that were effected during the past sixty days by any of the Reporting Persons.

(d)           Note applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The terms of the Purchase Agreement, the Notes, the Warrants and the Transaction described in Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit Number	Document
99.1
Convertible Note and Warrant Purchase Agreement, dated January 20, 2011, by and among EntreMed, Inc., IDG-Accel China Growth Fund III L.P., IDG-Accel China III Investors L.P., and the other investors party thereto.  (Incorporated by reference to Exhibit 99.2 to Schedule 13D filed with the Securities and Exchange Commission on January 30, 2012).

99.2
Form of Subordinated Mandatorily Convertible Note to be issued to each of IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. (Incorporated by reference to Exhibit 99.3 to Schedule 13D filed with the Securities and Exchange Commission on January 30, 2012).

99.3
Form of Common Stock Purchase Warrant to be issued to each of IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. (Incorporated by reference to Exhibit 99.4 to Schedule 13D filed with the Securities and Exchange Commission on January 30, 2012).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete, and correct.

IDG-ACCEL CHINA GROWTH FUND III L.P.
By:   IDG- Accel China Growth Fund III Associates L.P.
         its General Partner

By:   IDG-Accel China Growth Fund GP III Associates Ltd.
         its General Partner

By: /s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatory
Dated:  February 2, 2012

IDG-ACCEL CHINA III INVESTORS L.P.
By: IDG-Accel China Growth Fund GP III Associates Ltd.
       its General Partner

By: /s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatory
Dated:  February 2, 2012

IDG-ACCEL CHINA GROWTH FUND III ASSOCIATES L.P.

By:   IDG-Accel China Growth Fund GP III Associates Ltd.
         its General Partner

By: /s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatory
Dated:  February 2, 2012

IDG-ACCEL CHINA GROWTH FUND GP III ASSOCIATES LTD.

By: /s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatory
Dated:  February 2, 2012

Patrick J. McGovern

By: /s/ Patrick J. McGovern
Name: Patrick J. McGovern
Dated:  February 2, 2012

James Bryer

By: /s/ James Bryer
Name: James Bryer
Dated:  February 2, 2012

Chi Sing Ho

By: /s/ Chi Sing Ho
Name: Chi Sing Ho
Dated:  February 2, 2012

Quan Zhou

By: /s/ Quan Zhou
Name: Quan Zhou
Dated:  February 2, 2012

EXHIBITS

Exhibit Number	Document
99.1
Convertible Note and Warrant Purchase Agreement, dated January 20, 2011, by and among EntreMed, Inc., IDG-Accel China Growth Fund III L.P., IDG-Accel China III Investors L.P., and the other investors party thereto.  (Incorporated by reference to Exhibit 99.2 to Schedule 13D filed with the Securities and Exchange Commission on January 30, 2012).

99.2
Form of Subordinated Mandatorily Convertible Note to be issued to each of IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. (Incorporated by reference to Exhibit 99.3 to Schedule 13D filed with the Securities and Exchange Commission on January 30, 2012).

99.3
Form of Common Stock Purchase Warrant to be issued to each of IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. (Incorporated by reference to Exhibit 99.4 to Schedule 13D filed with the Securities and Exchange Commission on January 30, 2012).